[Gasco Letterhead]
September 10, 2007
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Carmen Moncada-Terry
Fax: (202) 772-9368

Re:	Gasco Energy, Inc. Registration Statement on Form S-4 Filed July 6, 2007 File No. 333-144387
Ladies and Gentlemen:
     The Registrant has filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), each of which has been marked to show changes from the original filing. A copy of this letter has been furnished through EDGAR as correspondence.
     In this letter, we set forth the response of the Registrant to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 2, 2007 (the “Comment Letter”), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comment as set forth in the Comment Letter. The Registrant’s response to the comment is set forth immediately below the text of the comment.
     All page references are to Amendment No. 1 unless otherwise indicated. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.
Form S-4, Filed July 6, 2007
Summary
Summary Historical Consolidated Financial Data, page 7
1.	We note that you present information about oil and gas reserves, net loss and book value per share on a pro forma basis on pages 8 and 9. Please amend the registration statement to include the underlying pro forma financial statements required by Item 5 of Form S-4. We would expect you to reflect the proposed

United States Securities and Exchange Commission
September 10, 2007

business combination as well as the disposition of Rock City Energy, Inc. within this pro forma financial information.
RESPONSE: We respectfully submit that the proposed merger does not trigger the need to include pro forma financial statements under Item 5 of Form S-4 as such merger does not constitute a “significant” business combination pursuant to Rule 1-02(w) and Rule 11-01(b) of Regulation S-X. Rule 1-02(w) outlines three tests used to determine the significance of a business combination, and Rule 11-01(b) requires the substitution of 20% for 10% in each place 10% appears in Rule 1-02(w). First, Rule 1-02(w)(1) states that the business combination will be “significant” if the purchase price of the acquired entity including the costs of the acquisition and the value of any assumed liabilities exceeds 20% of the Registrant’s total assets as of December 31, 2006. The purchase price consists of up to 11,000,000 shares of the Registrant’s common stock, valued at $2.70 per share (the trading price of the stock at the time of the execution of the Merger Agreement, dated September 20, 2006, by and among the Registrant, Brek Energy Corporation (“Brek”) and Gasco Acquisition, Inc.), plus acquisition costs of approximately $250,000, representing approximately 18.1% of the approximate $165.5 million of total assets of the Registrant as of December 31, 2006. Second, the total assets of Brek of approximately $2.9 million as of December 31, 2006 represents approximately 1.8% of the approximate $165.5 million of total assets of the Registrant as of December 31, 2006 and is below the 20% of total assets threshold for significance of Rule 1-02(w)(2). Third, the net loss of approximately $5.5 million of Brek for the year ended December 31, 2006 constitutes approximately 9.8% of the net loss of approximately $55.8 million of the Registrant for the year ended December 31, 2006, such percentage being below the 20% threshold established by Rule 1-02(w)(3). As the merger does not constitute a “significant” business combination under Rule 1-02(w) and thus does not require the inclusion of pro forma financial statements under Rule 11-01, such pro forma financial statements are not required to be included under Item 5 of Form S-4.

Though the Registrant believes that complete pro forma financial statements are not required to be included pursuant to Item 5 of Form S-4, the Registrant has included in the Registration Statement selected information about oil and natural gas reserves, net loss and book value per share on a pro forma basis. If the Staff feels that the inclusion of this information is misleading in the absence of complete pro forma financial statements, the Registrant will remove such information.

If you have any questions or comments, please call me at (303) 483-0044.

Sincerely, /s/ W. King Grant W. King Grant Chief Financial Officer and Executive Vice President